UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

Joseph R. Dancy 1007 Beaver Creek Duncanville, Texas 75137 (972) 780-1805
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043168103	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Joseph R. Dancy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **Joint Filing (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
89,000 (1)
	8	SHARED VOTING POWER
95,000
	9	SOLE DISPOSITIVE POWER
89,000 (1)
	10	SHARED DISPOSITIVE POWER
95,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
184,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
Reporting person expressly disclaims beneficial ownership of 76,955 shares of the 184,000 aggregate amount reported in Row 11, except to the extent of his pecuniary interests therein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 6,000 shares of common stock.

(2) The percentage is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014, and 6,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Victoria A. Dancy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **Joint Filing (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
53,000
	8	SHARED VOTING POWER
131,000 (1)
	9	SOLE DISPOSITIVE POWER
53,000
	10	SHARED DISPOSITIVE POWER
131,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
184,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
Reporting person expressly disclaims beneficial ownership of 112,955 shares of the 184,000 aggregate amount reported in Row 11, except to the extent of her pecuniary interests therein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 6,000 shares of common stock.

(2) The percentage is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014, and 6,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
LSGI Technology Venture Fund L.P. 75-2825353
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **Joint Filing (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
42,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
42,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentage is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014.

CUSIP No. 043168103	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
LSGI Advisors Inc. 75-2805972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **Joint Filing (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
42,000 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
42,000 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 42,000 shares owned by LSGI Technology Venture Fund L.P., a limited partnership of which LSGI Advisors Inc. is the general partner.

(2) The percentage is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014.

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13G filed by the undersigned on July 6, 2009, as amended on Schedule 13D, filed by the undersigned on May 17, 2013 (collectively, the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Joseph R. Dancy, Victoria A. Dancy, LSGI Technology Venture Fund L.P. (“LSGI Fund”) and LSGI Advisors Inc. (“LSGI Advisors”) are the “Reporting Persons”.

Item 1.	Security and Issuer.

There are no amendments to Item 1.

Item 1.	Identity and Background.

Item 2 is amended as follows:

Joseph R. Dancy currently holds options that are exercisable within 60 days to acquire 6,000 shares of common stock, an increase from the options exercisable within 60 days to acquire 4,000 shares as previously disclosed on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

All of the Common Stock sold or acquired by the Reporting Persons during the period covered by this Amendment No. 6 was sold or acquired by the Reporting Persons: (1) in open market sales by LSGI Fund for a total of approximately $243,738 (2) in open market sales by Joseph R. Dancy for a total of approximately $39,896; and (3) as options to purchase Common Stock granted to Mr. Dancy on April 29, 2014 in connection with Mr. Dancy’s service to the Board of Directors of the Company.

Item 4.	Purpose of Transaction.

There are no amendments to Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For Mr. Dancy, the percentage set forth below is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014 and 6,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days. For Mrs. Dancy, the percentage set forth below is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014 and 6,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days. For LSGI Fund and LSGI Advisors, the percentage set forth below is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014:

Mr. Dancy:
Percentage of
Shares of Common Stock	Outstanding Common Stock
184,000	4.5%

Mrs. Dancy:
Percentage of
Shares of Common Stock	Outstanding Common Stock
184,000	4.5%

LSGI Fund:
Percentage of
Shares of Common Stock	Outstanding Common Stock
42,000	1.0%

LSGI Advisors:
Percentage of
Shares of Common Stock	Outstanding Common Stock
42,000	1.0%

(b) The information set forth in items 7 through 11 of the cover pages (pages 2-5) hereto is incorporated herein by reference.

(c) From sixty days prior to October 17, 2014 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Aggregate Purchase Price of Security
10/08/14	LSGI Technology Venture Fund L.P.	Open Market Sale	Common Stock	16,000	$0
10/09/14	Joseph R. Dancy	Open Market Sale	Common Stock	8,000	$0

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities on October 8, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6.

Item 7.	Exhibits.

	Exhibit 1	Joint Filing Agreement of the Reporting Persons, dated January 22, 2013 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 22, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

Joseph R. Dancy

/s/ Joseph R. Dancy
Signature

Victoria A. Dancy

/s/ Victoria A. Dancy
Signature

LSGI TECHNOLOGY VENTURE FUND, L.P.

BY:	LSGI Advisors Inc., its General Partner

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President

LSGI ADVISORS INC.

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President